VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers Acquisitions

100 F Street, N.E.

Washington, D.C. 20549-6010

March 6, 2023

Attention:	Michael Killoy
Christina Chalk

Re:	Zevra Therapeutics, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed February 27, 2023
File No. 001-36913

Dear Mr. Killoy and Ms. Chalk:

We respectfully set forth below our responses to the comments of the staff of the Securities and Exchange Commission (the “Staff”) communicated in its letter addressed to the Zevra Therapeutics, Inc., a Delaware corporation (“we,” “us,” “our,” or the “Company”), dated March 3, 2023. For ease of reference, each of the Staff’s comments are reproduced below in bold and are followed by the Company’s responses.

Preliminary Proxy Statement on Schedule 14A filed February 27, 2023

When are stockholder proposals and director nominations due for next year’s annual meeting?, page 10

Staff Comment: 1. Please provide the disclosure required by Rule 14a-5(e)(4). See Item 1(c) of Schedule 14A and Rule 14d-19(b).

Company Response: We acknowledge the Staff’s comment and respectfully advise the Staff that, consistent with Rule 14a-19(b) and the Staff’s guidance in Compliance and Disclosure Interpretation 139.03, we have revised our preliminary proxy statement (the “proxy statement”) to clarify that the Rule 14a-5(e)(4) deadline will be the same date as the deadline for submissions of director nominations under the Company’s advance notice bylaws. Specifically, we have added the following bolded disclosure on page 10 of the proxy statement, with the actual deadline to be added in our definitive proxy statement:

“In addition to satisfying the foregoing requirements under our bylaws, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than the Company’s nominees must provide notice that sets forth the information required by Rule 14a-19(b) under the Exchange Act by the deadline for submitting director nominations under our bylaws, as described in the paragraph above.”

Annex A. Information Concerning Participants in the Company’s Solicitation of Proxies, page A-1

Staff Comment: Please disclose the information required by Item 5(b)(1)(iii) of Schedule 14A, which requires you to disclose whether or not any of the specified individuals have been involved in any proceedings.

Company Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we have revised Annex A of the proxy statement to provide the required disclosure.

General

Staff Comment: 3. For proposals 2 and 3, please disclose the effect of an “ABSTAIN” vote. See Item 21(b) of Schedule 14A.

Company Response: We acknowledge the Staff’s comment and advise the Staff that we have revised page 9 of the proxy statement to provide the required disclosure.

If you require additional information or have any questions about this letter, please call me at (321) 939-3416.

Sincerely,

/s/ R. LaDuane Clifton

R. LaDuane Clifton

Chief Financial Officer

Zevra Therapeutics, Inc.

CC (via email):	Richard W. Pascoe, Chief Executive Officer, Zevra Therapeutics, Inc.
Nathan Ajiashvili, Latham & Watkins LLP
Joshua M. Dubofsky, Latham & Watkins LLP
Jenna B. Cooper, Latham & Watkins LLP

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